

March 17, 2009

Mr. Gerald Goodman
Chief Financial Officer
Tekoil & Gas Corporation
5036 Dr. Phillips Blvd.
Orlando, FL 32819

Re: Tekoil & Gas Corporation
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed April 18, 2008
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
Filed November 12, 2008
Comment Letter Dated December 16, 2008
File No. 000-52100

Dear Mr. Goodman:

We issued comments to you on the above-captioned filings on December 16, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 27, 2009, to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by March 27, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at:

http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

Please contact Donald F. Delaney, at (202) 551-3863, if you have any questions.

Sincerely,

Christopher J. White
Branch Chief